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                             April 24, 2023

       David Nock
       General Counsel
       Carbon Revolution Ltd.
       Ten Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Carbon Revolution
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed April 10,
2023
                                                            File No. 333-270047

       Dear David Nock:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed April 10,
2023

       General

   1. We note your response to comment 34 and reissue. Please provide us with Barclays' and
                                                        Evercore's IPO
engagement letters with Twin Ridge. Please revise to disclose any ongoing obligations of the
company pursuant to the engagement letters that will survive the termination of the
engagement, such as indemnification provisions, rights of first refusal and lockups, and
discuss the impacts of those obligations on the company in the registration statement.
Additionally, please revise to disclose that the company has agreed to reimburse Barclays
for up to $115,000 of expenses.
 David Nock
FirstName   LastNameDavid Nock
Carbon Revolution   Ltd.
Comapany
April       NameCarbon Revolution Ltd.
       24, 2023
April 224, 2023 Page 2
Page
FirstName LastName
What happens if a substantial number of Public Shareholders vote in favor of the Business
Combination..., page 37

2. Please revise the Additional Dilution Sources portion of the table to include the potential issuances of shares under the Equity Purchase Agreement and upon conversion of the convertible bonds issued in the Convertible Bond Financing. Unaudited Pro Forma Condensed Combined Financial Information, page 181

3. Your disclosure on page 117 indicates that the business combination will not be completed if, immediately prior to the closing and after the payment of all transaction and other expenses payable by Twin Ridge and payments for redemptions, Twin Ridge does not have net tangible assets of at least USD $5,000,001. Given this disclosure and your disclosure in footnote 4 on page 28 indicating that the maximum redemption scenario does not take into effect the requirement that net tangible assets must remain above $5,000,001, it does not appear that your current maximum redemption scenario is possible.
         Accordingly, it appears you should modify your pro forma presentation and other disclosures throughout the filing to present a maximum redemption scenario that contemplates Twin Ridge having $5,000,001 of net tangible assets in order to consummate the merger, or otherwise explain to us why your current presentation presents a realistic scenario that will allow the merger to proceed. Also demonstrate how you determined, if true, that Twin Ridge will meet the $5,000,001 threshold in the 75%
         redemption scenario.
4. We note your disclosure on page 28 depicting transaction fees of $20 million for each redemption scenario while noting that pro forma transaction fees are greater than $20 million. We further refer to page A-11 of Annex A which states "On the Closing Date following the Closing, SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SPAC Transaction Expenses up to an amount equal to $20 million. In such case that the amount of Outstanding SPAC Transaction Expenses is greater than $20 million, the Parties shall work together in good faith (including through having discussions with the applicable vendors) in order to reduce such amount to be no greater than $20 million." Please revise your filing to explain whether incurring transaction expenses greater than $20 million could nullify the merger should there not be agreement to reduce such fees and explain what steps have been taken to negotiate the fees.
5. Please present your pro forma adjustments gross on the face of the pro forma financial statements. We note, for example, that the cash and cash equivalents line item in the maximum redemption scenario shows no adjustment on the face of the balance sheet despite multiple offsetting items.
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 187

6. We note your presentation of negative cash balances in the 75% and maximum
 David Nock
Carbon Revolution Ltd.
April 24, 2023
Page 3
         redemption scenarios on your pro forma balance sheet. Citing authoritative accounting guidance, tell us why you present a negative cash balance as opposed to classifying the negative balance within liabilities.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 193

7. We note your responses to comments 12 and 15 and the revisions made to footnote (b) on page 193 where you discuss pro forma adjustments for two IFRS 2 charges involving the issuance of 60,000 and 3,350,000 Class B shares. Please tell us and revise your disclosures to clarify where these IFRS 2 charges have been reflected in your pro forma statements of operations. Provide cross-references to other pro forma adjustments as applicable. To the extent that the $16.4 million charge has been included in pro forma adjustment 1C.1, tell us and revise your disclosures to specify what the remainder of the
         AUD $25.2 million adjustment represents.
Unaudited Consolidated Financial Statements, page F-24

8. Please revise your filing to include Carbon Revolution's name in the header of the interim financial statements beginning on page F-24.
Notes to the unaudited condensed consolidated financial statements
Note 4: Other income, page F-34

9. We note your response to comment 31 and your accounting policy to classify grants for the acquisition of long-term assets within investing cash flows. Considering the grants received from the Australian Federal Government for the Modern Manufacturing
         Initiative and from the State of Victoria appear either wholly or partially related to capital expenditures, please clarify why you classify these grants within operating activities instead of investing activities.

       You may contact Mindy Hooker at 202-551-3732 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDavid Nock                                    Sincerely,
Comapany NameCarbon Revolution Ltd.
                                                                Division of
Corporation Finance
April 24, 2023 Page 3                                           Office of
Manufacturing
FirstName LastName